Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 (expressed in Canadian dollars)

NOTICE TO READER These amended condensed consolidated interim financial statements for the three months ended March 31 , 2025 and 2024 (“Amended Statements”) replace and supersede those previously filed on May 14 , 2025 (“Original Statements”) . The Amended Statements are being refiled to remove the “Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements” from the Original Statements and to add “Independent Practitioner’s Review Engagement Report” to the Original Statements . These Amended Statements have been reviewed as of July 8 , 2025 , and no subsequent events or developments occurred between the date of the Original Financial Statements and July 8 , 2025 that would require adjustment to, or disclosure in, these financial statements .

HDCPA Professional Corporation ww.hdcpa.ca | 647 - 793 - 8100 5250 Solar Drive, Suite 206, Mississauga, ON, L4W 0G4 Independent Practitioner’s Review Engagement Report To the Shareholders of DeFi Technologies Inc . We have reviewed the financial statements of DeFi Technologies Inc . , that comprise the condensed consolidated interim statement of financial position as at March 31 , 2025 , and the condensed consolidated interim statements `of operations and comprehensive income (loss), changes in equity and cash flows for the three - month period then ended, and a summary of material accounting policy information and other explanatory information . Management's Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error . Practitioner's Responsibility Our responsibility is to express a conclusion on the accompanying financial statements based on our review . We conducted our review in accordance with Canadian generally accepted standards for review engagements, which require us to comply with relevant ethical requirements . A review of financial statements in accordance with Canadian generally accepted standards for review engagements is a limited assurance engagement . The practitioner performs procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluates the evidence obtained . The procedures performed in a review are substantially less in extent than, and vary in nature from, those performed in an audit conducted in accordance with Canadian generally accepted auditing standards . Accordingly, we do not express an audit opinion on these financial statements . Conclusion Based on our review, nothing has come to our attention that causes us to believe that the financial statements do not present fairly, in all material respects, the financial position of the Company as at March 31 , 2025 , and the results of its operations and its cash flows for the three - month period then ended in accordance with IFRS Accounting Standards . The engagement partner on the review resulting in this Review Engagement report is Harpreet Dhawan . Other Matter We did not review the accompanying condensed consolidated interim statements of operations and comprehensive income (loss), cash flows and changes in equity for the three - month period ended March 31 , 2024 , and, accordingly, do not express a conclusion on that information . 2 “ Harpreet Dhawan” (Signed) HDCPA Professional Corporation Chartered Professional Accountants, Authorized to practice public accounting by CPA Ontario Mississauga, ON July 8, 2025

3 DeFi Technologies Inc. Table of Contents Condensed consolidated interim statements of financial position ................................................................................... 4 Condensed consolidated interim statements of operations and comprehensive loss ....................................................... 5 Condensed consolidated interim statements of cash flows ............................................................................................. 6 Condensed consolidated interim statements of changes in equity .................................................................................. 7 Notes to the condensed consolidated interim financial statements ……… . …………………………… . ………………… . .. 8 - 46

DeFi Technologies Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	March 31, 2025	December 31, 2024
		$	$
Assets			
Current			
Cash and cash equivalents	3,20	19,996,609	22,923,872
Client cash deposits	3	17,711,627	15,346,080
Prepaid expenses and other assets	4	2,435,783	2,585,451
Public investments, at fair value through profit and loss	5,20,23	-	1,119,586
Digital assets	6	300,704,612	398,364,913
Digital assets loaned	6	87,416,813	55,568,531
Digital assets staked	6,7	276,463,925	345,381,533
Equity investments in digital assets, at FVTPL	6,7	120,675,977	181,757,532
Total current assets		825,405,346	1,023,047,498
Private investments, at fair value through profit and loss	5,20,23	53,896,906	53,740,154
Digital assets	6	225,608	481,614
Equity investments in digital assets, at FVTPL	6,7	105,499,124	188,651,392
Equipment		-	130
Intangible assets	9	1,569,464	2,104,816
Goodwill	9	53,528,376	49,340,808
Total assets		1,040,124,824	1,317,366,412
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	10,23,24	5,949,247	5,010,922
Loans payable	11,20	12,566,516	13,947,681
Trading liabilities	8	20,458,096	21,740,881
ETP holders payable	12	921,440,301	1,253,515,501
Total current liabilities		960,414,160	1,294,214,985
Shareholders' equity			
Share capital	18	210,755,850	201,478,504
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	19	37,987,761	35,867,473
Accumulated other comprehensive income		3,228,956	3,254,826
Non-controlling interest	8	2,131,081	-
Deficit		(178,714,334)	(221,770,726)
Total equity		79,710,664	23,151,427
Total liabilities and equity		1,040,124,824	1,317,366,412
Nature of operations and going concern	1		
Commitments and contingencies	24		

Approved on behalf of the Board of Directors:

"Olivier Roussy Newton"	*"Stefan Hascoet"*
Director	Director

See accompanying notes to these consolidated financial statements

4

DeFi Technologies Inc. Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian dollars) Note Three months ended March 31, 2025 $ 2024 $ Revenues 317,123,056 (229,395,365) 13 Realized and net change in unrealized losses on digital assets (328,253,885) 402,181,036 14 Realized and net change in unrealized gains (losses) on ETP payables - (130,398,882) 15 Unrealized loss on equity investments at FVTPL 5,808,001 14,039,548 16 Staking and lending income 1,731,882 3,635,182 Management fees - 2,991,980 Trading commissions 506,543 262,285 Research revenue - (673,967) 5 Realized loss on investments (1,839,032) 3,809 5 Unrealized gain (loss) on investments 868 12,936 Interest income (4,922,567) 62,658,562 Total revenues Expenses 2,968,137 9,074,578 17 Operating, general and administration 1,617,515 7,341,412 19 Share based payments 3,236 130 Depreciation - equipment 517,225 535,352 9 Amortization - intangibles 1,737,514 170,488 Finance costs 490,397 2,355,158 Fees and commissions 823,144 (947,311) Foreign exchange (gain) loss 4,962,021 - 9 Impairment loss 13,119,189 18,529,807 Total expenses (18,041,756) 44,128,755 Net income (loss) for the period before taxes - 1,072,363 Current taxes (18,041,756) 43,056,392 Net income (loss) for the period after taxes Other comprehensive income (1,269,052) (25,870) Foreign currency translation gain (19,310,808) 43,030,522 Net income (loss) and comprehensive loss for the year Net income (loss) attributed to: (18,082,650) 43,056,392 Owners of the parent 40,894 - Non - controlling interests (18,041,756) 43,056,392 Net income (loss) and comprehensive loss attributed to: (19,351,702) 43,030,522 Owners of the parent 40,894 - Non - controlling interests (19,310,808) 43,030,522 Income (loss) per share (0.06) 0.13 Basic (0.06) 0.12 26 Diluted Weighted average number of shares outstanding: 284,134,127 323,886,775 Basic 284,134,127 366,973,751 26 Diluted See accompanying notes to these consolidated financial statements 5

6 DeFi Technologies Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars) ended March 31, 2024 Three months 2025 Note $ $ Cash (used in) provided by operations: $ (18,041,756) $ 43,056,392 Net Income (loss) after taxes for the period Adjustments to reconcile net (loss) income to cash (used in) operating activities: 1,617,515 7,341,412 19 Share - based payments 4,962,021 - 9 Impairment loss - 153,941 Interest expense 3,236 130 Depreciation - equipment 517,225 535,352 9 Amortization - Intangible asset - 673,967 20 Realized loss on investments, net 1,839,032 (3,809) 20 Unrealized gain on investments, net (317,123,056) 229,395,365 13 Realized and net change in unrealized losses on digital assets 328,253,885 (402,181,036) 14 Realized and net change in unrealized gains (losses) on ETP payables - 130,398,882 15 Unrealized loss on equity investments at FVTPL (5,808,001) (14,039,548) 16 Staking and lending income (1,736,557) (3,635,182) Management fees (753,775) 1,944,683 Unrealized loss on foreign exchange (6,270,231) (6,359,451) Adjustment for: (200,399,402) (81,793,771) 20 Purchase of digital assets 149,972,147 14,760,791 20 Disposal of digital assets - (698,904) 20 Purchase of investments - (2,365,547) Change in client digital assets (733,587) 167,593 Change in prepaid expenses and deposits 380,440 (568,883) Change in accounts payable and accrued liabilities - (1,282,785) Change in trading liabilities - (153,941) Change in loan payable (57,050,633) (78,294,898) Net cash (used in) operating activities Investing activities 319,643 (783,169) 8 Cash paid for acquisition of subsidiaries 319,643 (783,169) Net cash provided by investing activities Financing activities 266,299,553 329,180,940 Proceeds from ETP holders (207,040,547) (256,795,727) Payments to ETP holders - 3,378,382 19 Proceeds from option exercises 53,077 - 19 Proceeds from exercise of warrants 59,312,083 75,763,595 Net cash provided by financing activities 104,287 387,209 Effect of exchange rate changes on cash and cash equivalents 2,685,380 (2,927,263) Change in cash and cash equivalents 6,727,482 22,923,872 Cash, beginning of year $ 9,412,862 $ 19,996,609 Cash and cash equivalents, end of year See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

					Share-based payments										
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants		Share-based Payments Reserve		Accumulated other comprehensive income	Non-controlling interest	Deficit	Total
Balance, December 31, 2024	**321,257,689**	**$ 201,478,504**	**4,500,000**	**$ 4,321,350**	**$ 22,884,367**	**$ 11,844,324**	**$ -**	**$ 1,138,782**		**$ 35,867,473**		**$ 3,254,826**	**$ -**	**$ (221,770,726)**	**$ 23,151,427**
Acquisition of Neuronomics	186,034	636,236	-	-	-	-	-	-		-		-	-	-	636,236
DSU exercised	1,439,505	1,793,177	-	-	-	(1,793,177)	-	-		(1,793,177)		-	-		-
Option exercised	2,747,595	6,847,933	-	-	(3,469,551)	-	-	-		(3,469,551)		-	-	-	3,378,382
DSUs granted	-	-	-	-	-	4,183,399	-	-		4,183,399		-	-		4,183,399
Options granted	-	-	-	-	3,199,617	-	-	-		3,199,617		-	-		3,199,617
Net loss and comprehensive loss	-	-	-	-	-	-	-	-		-		(25,870)	2,131,081	43,056,392	45,161,603
Balance, March 31, 2025	**325,630,823**	**$ 210,755,850**	**4,500,000**	**$ 4,321,350**	**$ 22,614,433**	**$ 14,234,546**	**$ -**	**$ 1,138,782**		**$ 37,987,761**		**$ 3,228,956**	**$ 2,131,081**	**$ (178,714,334)**	**$ 79,710,664**
Balance, December 31, 2023	**276,658,208**	**$ 170,687,477**	**4,500,000**	**$ 4,321,350**	**$ 17,968,263**	**$ 8,040,660**	**$ 27,453**	**$ 2,595,512**		**$ 28,631,888**		**(1,652,547)**	**(4,871)**	**(183,539,235)**	**18,444,062**
Acquisition of Reflexivity	5,000,000	3,100,000	-	-	-	-	-	-		-		-	-	-	3,100,000
Acquisition of Solana CP	7,297,090	4,962,021	-	-	-	-	-	-		-		-	-	-	4,962,021
Warrants exercised	176,924	71,431	-	-	-	-	-	(18,354)		(18,354)		-	-	-	53,077
DSU exercised	1,037,281	421,584	-	-	-	(421,584)	-	-		(421,584)		-	-	-	-
Share-based payments	-	-	-	-	1,460,825	156,689	-	-		1,617,514		-	-	-	1,617,514
Net loss and comprehensive loss	-	-	-	-	-	-	-	-		-		(1,269,052)	45,765	(18,082,650)	(19,305,937)
Balance, March 31, 2024	**290,169,503**	**$ 179,242,513**	**4,500,000**	**$ 4,321,350**	**$ 19,429,088**	**$ 7,775,765**	**$ 27,453**	**$ 2,577,158**	**$ -**	**$ 29,809,464**	**$ -**	**$ (2,921,599)**	**$ 40,894**	**$ (201,621,885)**	**$ 8,870,737**

See accompanying notes to these consolidated financial statements

7

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 1. Nature of operations and going concern DeFi Technologies Inc . (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario . On January 21 , 2021 , the Company up listed its shares to Cboe Canada Exchange (formerly the NEO Exchange) under the symbol of “DEFI” . DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance . The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation . The Company’s registered office is located at 333 Bay Street, Toronto, Ontario, Canada, M 5 H 2 R 2 . These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year . As at March 31 , 2025 , the Company has working capital deficiency of $ 135 , 008 , 814 (December 31 , 2024 – working capital deficiency of $ 271 , 167 , 487 ), including cash of $ 19 , 996 , 609 (December 31 , 2024 - $ 22 , 923 , 872 ) and for the three months ended March 31 , 2025 had a net income and comprehensive income of $43,030,522 (for the three months ended March 31, 2024 – net loss and comprehensive loss of $19,310,808). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate . These adjustments could be material . International conflict and other geopolitical tensions and events, including tariffs, war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains, which may adversely affect the Corporation's business, financial condition, financing options, prospects and results of operations . 2. Material accounting policy information (a) Statement of compliance These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting . These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31 , 2024 and 2023 , which was prepared in accordance with IFRS as issued by the IASB . These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 13 , 2025 . (b) Basis of consolidation Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity . Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases . The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter - entity balances and transactions . 8

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 2. Material accounting policy information (continued) These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc . (“ESI”), DeFi Capital Inc . (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd . (“DeFi Bermuda”), Reflexivity LLC, Valour Inc . , DeFi Europe AG, DeFi Middle East DMCC, Stillman Digital Inc . and Stillman Digital Bermuda Ltd . Neuronomics AG is 52 . 5 % owned by the Company and is consolidated on the basis of control . Valour Digital Securities Limited is 0 % owned by the Company and consolidated on the basis of control . All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation . Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements . (c) Basis of preparation and functional currency These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value . In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information . Foreign currency transactions are recorded at the exchange rate as at the date of the transaction . At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate . Non - monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined . Non - monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate . All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss . The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc . , DeFi Europe AG, Stillman Digital Inc . , Stillman Digital Bermuda Ltd . and Valour Digital Securities Limited is the U . S Dollar . The functional currency of DeFi Middle East DMCC is the United Emirates Dirham . The functional currency of Neuronomics AG is the Swiss Franc . The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows : • assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, • income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and • all resulting exchange differences are recognized in other comprehensive loss . On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss . When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale . Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate . 9

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 2. Material accounting policy information (continued) (d) Change in accounting policy On January 23 , 2025 , the U . S . Securities and Exchange Commission published Staff Accounting Bulletin (“SAB”) 122 to rescind SAB 121 with an effective date of January 30 , 2025 . The application of SAB 122 is applicable for all annual reporting periods beginning on or after December 15 , 2024 . Prior to the release of SAB 122 , the Company accounted for client digital assets, held by its wholly owned subsidiary Stillman Digital Bermuda Ltd . , in accordance with Staff Accounting Bulletin 121 due to the limited IFRS guidance applicable to custodians of digital assets . The Company adopted SAB 122 during the three months ended March 31 , 2025 . The implication of adoption of SAB 122 was that the Company removed its safeguarding obligation liability and corresponding client digital assets from its statement of financial position . The Company also retrospectively de - recognized $ 3 , 356 , 235 of client digital assets and associated liabilities from its December 31 , 2024 statement of financial position . No adjustments to retained earnings were made nor an accrual for loss contingency given the lack of loss events to date at Stillman Digital Bermuda Ltd . (e) Significant accounting judgements, estimates and assumptions The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period . Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances . Actual outcomes can differ from these estimates . The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences . Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods . Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows : (i) Accounting for digital assets Among its digital asset holdings, only USDC was classified by the Company as a financial asset . The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019 . The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies . The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets . If assets held by commodity broker - traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker - traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss . Digital currencies consist of cryptocurrency denominated assets (see Note 6 ) and are included in current and long - term assets . Digital currencies are carried at their fair value determined by the spot rate less costs to sell . The cost to sell digital assets is nominal . The digital currency market is still a new market and is highly volatile ; historical prices are not necessarily indicative of future value ; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position . Fair value is determined by taking the mid - point price at 17 : 30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”) . The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp . Where digital assets held do not have pricing on these exchanges, other exchanges would be used . On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used . Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron . finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www . coinmarketcap . com . The Company revalues its digital assets quarterly . The Company’s principal market for trading cryptocurrency is Binance . However, we use a weighted average price of several markets in accordance with our ETP prospectus . The difference in pricing between our principal market and the weighted average price in accordance with our ETP prospectus has been determined by management to not be material . 10

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 2. Material accounting policy information (continued) (ii) Accounting for ETP holder payables Financial liabilities at fair value through profit or loss held includes ETP holders payable . Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss . Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees . The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value . The Company elected not to designate this as a hedging instrument . The ETPS are actively traded on the Spotlight Stock Market, the London Stock Exchange (“LSE”), and Germany Borse Frankfurt Zertifikate AG . (iii) Fair value of financial derivatives Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value . Valuation technique such as Black Scholes model is used to value these instruments . Refer to Notes 5 and 20 for further details . (iv) Fair value of equity investment not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques . The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values . Refer to Notes 5 , 7 and 15 for further details . (v) Share - based payments The Company uses the Black - Scholes option pricing model to fair value options in order to calculate share - based compensation expense . The Black - Scholes model involves six key inputs to determine the fair value of an option : risk - free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility . Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control . The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share - based compensation expense . In the event services are provided to the Company by officers or consultants and settled in equity instruments, the Company has measured the fair value of the services received as the fair value of the equity instruments granted . (vi) Business combinations and goodwill Judgment is used in determining whether an acquisition is a business combination or an asset acquisition . In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values . In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used . The contingent consideration is measured at its acquisition - date fair value and included as part of the consideration transferred in a business combination . Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity . Goodwill is assessed for impairment annually . (vii) Estimated useful lives and impairment considerations Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment . The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets . 11

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 2. Material accounting policy information (continued) (viii) Impairment of non - financial assets The Company’s non - financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill . Impairment of these non - financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use . These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions . See Note 9 for the discussion regarding impairment of the Company’s non - financial assets . (ix) Functional currency The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions . Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing . Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency . (x) Assessment of transaction as an asset purchase or business combination Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business . The three elements of a business include inputs, processes and outputs . When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs . (xi) Control Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10 . The Company is deemed to control an investee when it demonstrates : power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns . There is judgement required to determine whether these criterions are met . The Company determined it controlled Valour Digital Securities Limited through its role as arranger . (xii) Accounting for digital assets held as collateral The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider . These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets . (xiii) Valuation of equity investments at FVTPL Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds . The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values . The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model . 12

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) Cash and cash equivalents 3. 31 - Dec - 24 31 - Mar - 25 $ 13,643,191 $ 5,055,896 Cash at banks 9,240,610 14,903,903 Cash at brokers 40,070 36,810 Cash at digital currency exchanges $ 22,923,872 $ 19,996,609 13 The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position . As at March 31 , 2025 , the balance in client cash deposits was $ 17 , 711 , 627 (December 31 , 2024 - $ 15 , 346 , 080 ) . 4. Prepaid expenses and other assets 31 - Dec - 24 31 - Mar - 25 $ 59,687 $ 26,913 Prepaid insurance $ 1,935,316 $ 1,818,422 Prepaid expenses 590,448 590,448 Other assets $ 2,585,451 $ 2,435,783 5. Investments, at fair value through profit and loss At March 31 , 2025 , the Company’s investment portfolio consisted of no publicly traded investments and nine private investments for a total estimated fair value of $ 53 , 896 , 906 (December 31 , 2024 – one public and nine private investments for a total estimated fair value of $ 54 , 859 , 741 ) . During the three months ended March 31 , 2025 , the Company had a realized loss of $ 673 , 967 (March 31 , 2024 - $ nil) and an unrealized gain of $ 3 , 809 (March 31 , 2024 – unrealized loss of $ 1 , 839 , 032 ) on private and public investments . At March 31 , 2025 , the Company’s eight private investments had a total fair value of $ 53 , 896 , 906 . % of FV Estimated Fair Value Cost Security description Note Private Issuer 0.8% $ 431,940 $ 86,319 61,712 common shares 3iQ Corp. 94.7% 51,020,503 34,498,750 3,906,250 non - voting shares Amina Bank AG 0.0% - 130,946 85,142 preferred shares Earnity Inc. 1.3% 719,522 630,505 201,633 preferred shares Luxor Technology Corporation 0.0% - 3,420,000 1,000,000 units SDK:meta, LLC 0.0% - 177,488 16,354 preferred shares Skolem Technologies Ltd. 0.0% - 37,809 Rights to certain preferred shares and warrants VolMEX Labs Corporation 0.5% 287,340 269,192 53,300 common shares (i) Global Benchmarks AB 2.7% 1,437,600 1,385,800 370,370 common shares (i) ZKP Corporation 100.0% $ 53,896,906 $ 40,636,808 Total private investments

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 5. Investments, at fair value through profit and loss (continued) At December 31, 2024, the Company’s nine private investments had a total fair value of $53,740,153. 14 (i) Investments in related party entities 6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked As at March 31 , 2025 , the Company’s digital assets consisted of the below digital currencies, with a fair value of $ 664 , 810 , 958 (December 31 , 2024 - $ 799 , 796 , 591 ) . Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date . Fair value is determined by taking the mid - point price at 17 : 30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP . Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron . finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www . coinmarketcap . com . % of FV Estimated Fair Value Cost Security description Note Private Issuer 0.9% $ 432,331 $ 86,319 61,712 common shares 3iQ Corp. 94.9% 51,020,502 34,498,750 3,906,250 non - voting shares (i) Amina Bank AG 0.0% - 130,946 85,142 preferred shares Earnity Inc. 1.3% 719,522 630,505 201,633 preferred shares Luxor Technology Corporation 0.2% 128,898 128,898 724 common shares Neuronomics AG 0.0% - 3,420,000 1,000,000 units SDK:meta, LLC 0.0% - 177,488 16,354 preferred shares Skolem Technologies Ltd. 0.0% - 37,809 Rights to certain preferred shares and warrants VolMEX Labs Corporation 2.7% 1,438,900 1,385,800 370,370 common shares (i) ZKP Corporation 100.0% $ 53,740,153 $ 40,496,515 Total private investments

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company's holdings of digital assets consist of the following:

	March 31, 2025		December 31, 2024	
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,957.2161	1,698,492	2,558.9747	2,617,180
Bitcoin (BTC)	2,741.9634	296,891,716	2,705.7708	329,504,025
Ethereum (ETH)	21,164.0042	56,025,296	20,676.9254	101,295,967
Cardano (ADA)	69,447,234.5784	65,904,078	69,671,396.7593	87,114,485
Polkadot (DOT)	3,102,217.8822	18,202,015	2,766,149.1833	27,151,899
Solana (SOL)	141,181.3335	25,989,320	43,414.4191	12,452,742
Uniswap (UNI)	383,328.6255	3,317,218	421,450.3048	8,219,818
USDC		174,288		361,677
USDT		10,580,236		7,585,222
Litecoin (LTC)	62.4779	7,536	541.8400	81,122
Dogecoin (DOGE)	27,134,045.2235	6,518,538	17,545,096.4535	8,213,542
Avalanche (AVAX)	123,574.2848	3,388,236	125,979.5440	6,636,473
Polygon (POL)	107,041.7000	31,331	183,654.4400	119,366
Ripple (XRP)	20,579,908.5819	63,020,370	17,223,963.4000	52,429,399
Enjin (ENJ)	128,560.9806	17,673	127,360.9806	40,200
Tron (TRX)	390,272.7323	133,672	341,529.3057	128,081
Terra Luna (LUNA)	141,177.2041	37,567	205,057.0760	-
Shiba Inu (SHIB)	2,058,848,165.6190	37,471	142,074,547.6000	4,309
Pyth Network (PYTH)	4,618,316.6000	946,522	3,444,248.6000	1,261,838
AAVE (AAVE)	3,333.0570	775,696	2,333.3875	1,058,152
Algorand (ALGO)	85,370.2900	22,398	90,930.8700	43,426
Aptos Mainnet (APT)	345,853.6400	2,673,440	287,849.7000	3,691,358
Arweave (AR)	40,161.5200	373,420	14,202.0100	338,059
Basic Attention Token (BAT)	28,823.7400	5,760	32,967.8500	10,991
Bitcoin Cash (BCH)	32.2284	14,177	25.4800	15,935
Core (CORE)	5,445,591.7161	3,983,183	3,995,185.7910	6,187,871
Curve DAO Token (CRV)	114,039.9600	87,202	10,295.1200	13,392
EOS	14,695.3800	12,929	13,419.9100	14,927
Fetch.ai (FET1)	1,476,088.3000	977,405	561,613.1000	1,053,850
Filecoin (FIL)	8.4659	34	8,471.8100	60,365
Sonic (FTM)	1,546,208.0012	1,082,296	1,342,653.2600	1,348,955
Hedera (HBAR)	65,771,791.8059	15,509,285	49,611,593.1918	19,977,385
Internet Computer (ICP)	1,535,213.6862	11,821,935	1,436,614.1074	20,927,162
Immutable (IMX)	23,471.0100	18,153	10,992.0200	20,640
Injective (INJ)	150,210.2800	1,900,724	56,329.4200	1,634,770
Jupiter (JUP)	2,414,338.9000	1,538,282	499,299.1000	608,664
Kusama (KSM)	470.3441	10,846	470.3400	22,361
Lido DAO (LDO)	251,282.8000	314,138	36,961.1000	98,756
Chainlink (LINK)	297,744.9702	5,828,533	239,057.7313	7,097,367
Maker (MKR)	51.2306	95,670	0.1100	235
NEAR Protocol (NEAR)	1,437,428.9300	5,403,000	1,300,877.8800	9,510,609
Optimism (OP)	767.6110	828	15,436.4300	39,203
Pendle (PDL)	82,632.5000	318,768	31,265.4000	229,438
Quant (QNT)	15.7172	1,564	1,086.7000	165,278
RENDERSOL (RNDR)	628,253.2001	3,195,560	162,158.1000	1,622,358
THORChain (RUNE)	257,295.8000	425,927	91,192.7000	609,491
Sei Network (SEI1)	3,835,743.2000	961,688	2,078,991.0000	1,225,003
Stacks (STX)	-	-	203,450.0000	140,195
Sui (SUI)	13,318,965.2000	44,035,063	10,785,375.0000	65,997,975
SushiSwap (SUSHI)	3,948.6100	3,406	39,426.6800	76,360
Bittensor (TAO)	12,548.5626	4,051,279	9,851.6400	6,393,515
The TON Coin (TON)	320,455.3372	1,868,452	405,657.4300	3,261,134
Wormhole (W)	1,544,828.6000	185,885	722,403.0000	307,581
Worldcoin (WLD2)	102,293.0000	115,380	49,314.1000	152,723
Stellar (XLM)	6,110.1100	2,338	140,437.4500	68,544
Tezos (XTZ)	1,636.2000	1,552	17,822.5100	32,954
StarkNet (STRK1)	473,143.8500	103,525	-	-
Sonic Labs (SONICLABS)	2,502,086.5000	1,751,379	-	-
Akash Network (AKT)	285,554.6776	489,168	-	-
Kaspa (KAS)	10,695,710.2380	1,010,213	-	-
Other Coins	2,061,734.1834	693,294	4,997,969.4223	40,650
Current		**664,585,350**		**799,314,977**
Clover (CLV)	500,000.0000	23,124	500,000.0000	45,915
Wilder World (WILD)	148,810.0000	33,651	148,810.0000	143,120
Other Coins	1,739,245,908.4643	168,833	125,579,390.2561	292,579
Long-Term		**225,608**		**481,614**
Total Digital Assets		**664,810,958**		**799,796,591**

15

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	March 31, 2025	December 31, 2024
	$	$
Current digital assets		
Digital assets	300,704,612	398,364,913
Digital assets loaned	87,416,813	55,568,531
Digital assets staked	276,463,925	345,381,533
Total current digital assets	**664,585,350**	**799,314,977**
Non-current digital assets		
Digital assets	225,608	481,614
Total non-current digital assets	**225,608**	**481,614**
Total digital assets	**664,810,958**	**799,796,591**

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss ("FVTPL") at March 31, 2025 and December 31, 2024. See Note 7 for further details.

March 31, 2025						
	Current		Long Term		Total	
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	125,343.6103	$ 16,969,265	206,685.4946	$ 27,981,489	332,029.1050	$ 44,950,754
Fund A - Avalance (AVAX)	340,335.8900	$ 7,111,788	591,109.7100	$ 12,352,052	931,445.6000	$ 19,463,840
	465,679.5003	$ 24,081,053	797,795.2046	$ 40,333,541	1,263,474.7050	$ 64,414,594
Fund B - Solana (SOL)	713,500.2066	$ 96,594,924	481,346.1000	$ 65,165,583	1,194,846.3066	$ 161,760,507
Total		$ 120,675,977		$ 105,499,124		$ 226,175,101

December 31, 2024						
	Current		Long Term		Total	
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$ 44,442,849	244,331.9458	$ 50,184,152	460,711.1675	$ 94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$ 8,663,344	707,540.4100	$ 27,376,168	931,445.6000	$ 36,039,512
	440,284.4116	$ 53,106,193	951,872.3558	$ 77,560,320	1,392,156.7675	$ 130,666,513
Fund B - Solana (SOL)	626,365.7000	$ 128,651,339	540,869.9000	$ 111,091,072	1,167,235.6000	$ 239,742,411
Total		$ 181,757,532		$ 188,651,392		$ 370,408,924

The continuity of digital assets for the periods ended March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Opening balance	$ 799,796,591	$ 489,865,638
Digital assets acquired	81,793,771	540,008,974
Digital assets disposed	(14,760,791)	(717,306,612)
Digital assets earned from staking, lending and fees	14,039,548	35,717,997
Realized gain (loss) on digital assets	39,111,070	396,824,120
Net change in unrealized gains and losses on digital assets	(268,506,435)	80,894,227
Digital assets transferred in from equity investments at FVTPL	21,780,394	-
Foreign exchange gain (loss)	(8,443,190)	(26,207,753)
	$ 664,810,958	**$ 799,796,591**

16

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued) Digital assets held by counterparty for the period ended March 31, 2025 and December 31, 2024 are as follows: 17 As of March 31, 2025, digital assets held by lenders as collateral consisted of the following: As at March 31, 2025, the 359 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $10,227,539 (US$7,114,315), the fair value of the loan and interest held with Genesis. As of December 31, 2024, digital assets held by lenders as collateral consisted of the following: As at December 31 , 2024 , the 365 Bitcoin held by Genesis as collateral against a loan has been written down to $ 10 , 082 , 451 (US $ 7 , 007 , 055 ), the fair value of the loan and interest held with Genesis . In the normal course of business, the Company enters into open - ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income . The Company can demand the repayment of the loans and accrued interest at any time . The digital assets on loan are included in digital assets balances above . Digital Assets loaned As of March 31 , 2025 , the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3 . 00 % to 12 . 00 % and accrue interest on a monthly basis . The digital assets on loan are measured at fair value through profit and loss . As of December 31 , 2024 , the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3 . 25 % to 5 . 5 % and accrue interest on a monthly basis . The digital assets on loan are measured at fair value through profit and loss . December 31, 2024 March 31, 2025 $ 9,955,300 $ 92,319,002 Counterparty A 17,836 13,264 Counterparty B 1,035,685 1,511,749 Counterparty C 96,294 84,045 Counterparty D 10,082,451 10,227,539 Counterparty E 9,798,485 5,294,329 Counterparty F 84,086,732 58,042,364 Counterparty H 180,133,894 212,782,054 Counterparty K 5,450,286 500,961 Counterparty M 10,702,768 5,789,540 Other 488,436,860 278,246,111 Self custody $ 799,796,591 $ 664,810,958 Total Fair Value Number of coins on loan 10,227,539 359.3831 Bitcoin (BTC) 10,227,539 359.3831 Total Fair Value Number of coins on loan $ 10,082,451 365.4480 Bitcoin $ 10,082,451 365.4480 Total

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of March 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	120.0000	14,433,168	17%
Ethereum (ETH)	19,000.0000	50,296,122	58%
Solana (SOL)	123,733.0100	22,687,523	26%
Total	**142,853.0100**	**87,416,813**	100%

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan		Fair Value	Fair Value Share
Digital assets on loan:				
Bitcoin (BTC)	120.0000	$	16,374,593	29%
Ethereum (ETH)	8,000.0000		39,193,938	71%
Total	**8,120.0000**	**$**	**55,568,531**	**100%**

As of March 31, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Counterparty A	3% - 12%	134,733.0100	51,806,330	59%
Counterparty F	4% - 4.75%	2,000.0000	5,294,329	6%
Counterparty H	4.5% - 5.25%	6,120.0000	30,316,154	35%
Total		**142,853.0100**	**87,416,813**	100%

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan		Fair Value	Fair Value Share
Digital assets on loan:					
Counterparty F	4.75%	2,000.0000		9,798,485	18%
Counterparty H	3.25% to 5.50%	6,120.0000		45,770,047	82%
Total		**8,120.0000**	**$**	**55,568,531**	**100%**

As of March 31, 2025, digital assets on loan were concentrated with counterparties as follows:

	Geography	March 31, 2025
Counterparty A	Grand Cayman	59%
Counterparty F	UAE	6%
Counterparty H	United States	35%
Total		**100%**

As of December 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital assets on loan:		
Counterparty F	UAE	18%
Counterparty H	Switzerland	82%
Total		**100%**

18

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 6. Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued) The Company’s digital assets on loan are exposed to credit risk . The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures . The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds . As of March 31 , 2025 and December 31 , 2024 , the Company does not expect a material loss on any of its digital assets on loan . While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result . Digital Assets Staked As of Marcy 31 , 2025 , the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1 . 35 % to 14 . 58 % and accrue rewards as they are earned . The digital assets staked are measured at fair value through profit and loss . As of December 31 , 2024 , the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2 . 95 % to 9 . 70 % and accrue rewards as they are earned . The digital assets staked are measured at fair value through profit and loss . As of March 31 , 2025 , digital assets staked consisted of the following : 19 As of December 31, 2024, digital assets staked consisted of the following: As of March 31, 2025, the digital assets staked by significant borrowing counterparty is as follow: Fair Value Share Fair Value Number of coins staked 0% 84,741 32.0121 Ethereum (ETH) 79% 217,461,121 1,808.0115 Bitcoin (BTC) 20% 55,355,880 58,333,221.4367 Cardano (ADA) 1% 3,559,156 4,865,885.7750 Core (CORE) 0% 2,934 500.0000 Polkadot (DOT) 0% 93 0.5094 Solana (SOL) 100% 276,463,925 63,201,447.74 Total Fair Value Share Fair Value Number of coins staked 71% 246,028,259 1,803.0000 Digital assets on staked: Bitcoin 21% 72,480,183 57,965,407.1384 Cardano 0% 156,776 32.0000 Etherium 2% 5,290,004 3,415,479.8499 Core 6% 19,057,413 1,941,230.3100 Polkadot 1% 2,368,899 10,526.4620 Solana 100% $ 345,381,533 63,334,478.7603 Total Fair Value Share Fair Value Number of coins staked Interest rates 0% 126 132.7156 1.35% Counterparty H 0% 84,741 32.0121 2% Counterparty M 100% 276,379,058 63,201,283.0171 2.62% - 14.58% Self custody 100% 276,463,925 63,201,447.7448 Total

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued) As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow: 6. Fair Value Number of coins Interest rates staked 156,776 Digital on staked: Counterparty M 4.00% 32.0000 345,224,758 Self custody 3% to 8.02% 63,334,478.7603 $ 345,381,533 Total 63,334,510.7602 As of March 31, 2025, digital assets staked were concentrated with counterparties as follows: As of December 31, 2024, digital assets staked were concentrated with counterparties as follows: March 31, 2025 Geography 100% Switzerland Self custody 100% Total Geography December 31, 2024 Digital on staked: Self custody Switzerland 100% Total 100 % The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk . The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures . The Company's due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds . As of March 31 , 2025 and December 31 , 2024 , the Company does not expect a material loss on any of its digital assets staked . While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result . 20

Amount Quantity Amount Quantity Amount Quantity $ 94,627,001 460,711.1675 $ 50,184,152 244,331.9458 $ 44,442,849 216,379.2216 Fund A - Solana (SOL) $ 36,039,512 931,445.6000 $ 27,376,168 707,540.4100 $ 8,663,344 223,905.1900 Fund A - Avalance (AVAX) $ 130,666,513 1,392,156.7675 $ 77,560,320 951,872.3558 $ 53,106,193 440,284.4116 $ 239,742,411 1,167,235.6000 $ 111,091,072 540,869.9000 $ 128,651,339 626,365.7000 Fund B - Solana (SOL) $ 370,408,924 $ 188,651,392 $ 181,757,532 Total Fund A During the year ended December 31 , 2024 , the Company through a subsidiary, invested US $ 61 , 741 , 683 in three tranches of a private investment fund designed to acquire Solana and Avalanche tokens from a bankrupt company (“Fund A”) . The Company’s investment in the Fund represents an indirect interest in 491 , 249 Solana at a cost of US $ 105 per Solana and 931 , 446 Avalanche at a cost US $ 11 per Avalanche . The Solana acquired by the Fund is locked and staked, earning staking rewards during the lock period . Staking rewards will accrue while Solana is locked and will become distributable by the Fund on the same unlocking schedule as the Solana . The Solana will be released in monthly increments from January 2025 through January 2028 . The Avalanche acquired by the Fund is locked and staked, earning staking rewards during the lock period . Staking rewards will accrue while Avalanche is locked and will become distributable by the Fund on the same unlocking schedule as the Avalanche . The Avalanche will be released in weekly increments July 10 , 2025 and continuing through July 1 , 2027 . The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM . The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM . Fund B During the year ended December 31 , 2024 , the Company invested through a subsidiary, $ 153 , 516 , 846 (US $ 112 , 072 , 453 ) in two tranches of a private investment fund designed to acquire Solana tokens from a bankrupt company (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) . The Company’s investment represents an indirect interest in 1 , 123 , 360 Solana at a cost of US $ 100 per Solana . The Solana acquired by the Fund is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in - kind distribution in the limited partners of the fund . Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana . Approximately 25 % of the Solana were released in March 2025 , while the remaining 75 % of the Solana will be released linearly monthly until January 2028 . The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM . The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM . Amount Quantity Amount Quantity Amount Quantity $ 44,950,754 332,029.1050 $ 27,981,489 206,685.4946 $ 16,969,265 125,343.6103 Fund A - Solana (SOL) $ 19,463,840 931,445.6000 $ 12,352,052 591,109.7100 $ 7,111,788 340,335.8900 Fund A - Avalance (AVAX) $ 64,414,594 1,263,474.7050 $ 40,333,541 797,795.2046 $ 24,081,053 465,679.5003 $ 161,760,507 1,194,846.3066 $ 65,165,583 481,346.1000 $ 96,594,924 713,500.2066 Fund B - Solana (SOL) $ 226,175,101 $ 105,499,124 $ 120,675,977 Total Current Long Term Total DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 7. Equity investments in digital assets at fair value through profit and loss (“FVTPL”) Equity investments were as follows at March 31, 2025 and December 31,2024: March 31, 2025 Current Long Term Total December 31, 2024 21

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 8. Acquisitions Reflexivity On February 6 , 2024 , the Company acquired 100 % interest in Reflexivity LLC (“Reflexivity”) by issuing 5 , 000 , 000 common shares . Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting - edge research reports for the cryptocurrency industry . The primary reason for this business combination is to gain exposure to Reflexivity’s subscriber base . Details of the consideration for acquisition, net assets acquired and goodwill are as follows : 22 The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry . It will not be deductible for tax purposes . No material acquisition costs are recognized in the statement of operations . As Reflexivity was acquired on February 7 , 2024 , there is not a material difference in the amounts consolidated from February 7 , 2024 and its full calendar year 2024 results . Stillman Digital On October 7 , 2024 , the Company acquired 100 % interest in Stillman Digital Inc . and Stillman Digital Bermuda Ltd . (collectively “Stillman Digital”) by issuing 2 , 500 , 000 common shares . Stillman Digital Inc . is a private company incorporated in the United States and Stillman Digital Bermuda Ltd . Is a private company incorporated in Bermuda . Stillman Digital is a global liquidity provider that provides digital asset products and services in electronic trade execution, market making and OTC block trading . The primary reason for this business combination is to gain access to Stillman Digital’s trading platform . Under the terms of the transaction, 2 , 500 , 000 common shares were issued on the close of the transaction . 1 , 000 , 000 of the common shares issued are subject to a lock - up schedule, with 25 % released on each of the 3 , 6 , 9 , and 12 - month anniversaries from October 7 , 2024 . $ 3,100,000 Purchase price consider paid: Fair value of shares issued $ 3,100,000 Fair value of shares issued Fair value of assets and liabilities assumed: $ 299,457 Cash 16,987 Amounts receivable 20,092 Prepaid expenses 350,490 Client relationships 126,531 Brand name 158,163 Technology (168,286) Deferred tax liability (1,296) Accounts payable (330,919) Customer prepayment 2,628,781 Goodwill $ 3,100,000 Total net assets aquired

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) Acquisitions 8. Stillman Digital (continued) Details of the consideration for acquisition, net assets acquired and goodwill are as follows: Purchase price consider paid: $ 6,893,336 Fair value of shares issued $ 6,893,336 Fair value of shares issued Fair value of assets and liabilities assumed: $ 14,095,519 Cash 2,681,750 Amounts receivable 65,286 Prepaid expenses 4,456,366 Digital assets 41,699 Client relationships 4,104,255 Securities (18,364,875) Accounts payable (186,664) Other liabilities $ 6,893,336 Total net assets aquired 23 The goodwill acquired as part of the Stillman Digital’s acquisition is made up of assembled workforce and implied goodwill related to Stillman Digital’s management and staff experiences and Stillman Digital’s reputation in the industry . It will not be deductible for tax purposes . Had the acquisition taken place on January 1 , 2024 , the Company would have consolidated $ 9 , 849 , 248 of revenues and net income of $ 5 , 820 , 340 . As the acquisition took place October 7 , 2024 , the Company consolidated revenues of $ 2 , 885 , 180 and net income of $ 974 , 635 . No material acquisition costs are recognized in the statement of operations . Neuronomics AG On January 10 , 2025 , the Company closed an investment to acquire 10 % of Neuronomics AG for US $ 288 , 727 (CHF 262 , 684 ) . On March 7 , 2025 , the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10 % to 52 . 5% . In connection with the acquisition, the Company issued 186 , 304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG . 152 , 433 of the Payment Shares are subject to a lock - up schedule, with 50 % released in three months and the remainder released in six months . No finder fees were paid in connection with the acquisition .

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) Acquisitions (continued) 8. Neuronomics AG (continued) Details of the consideration for acquisition, net assets acquired and goodwill are as follows: Purchase price consideration paid: $ 1,173,209 Cash consideration 636,236 Fair value of shares issued 545,961 Fair value of previously held investment $ 2,355,406 Fair value of shares issued Fair value of assets and liabilities assumed: $ 390,040 Cash 17,925 Prepaid expenses and deposits 4,178,283 Goodwill (99,761) Trade and other payables (2,131,081) Non - controlling interest $ 2,355,406 Total net assets aquired 24 Had the acquisition taken place on January 1 , 2024 , the Company would have consolidated $ 27 , 288 of revenues and net losses of $ 164 , 611 . As the acquisition took place March 7 , 2025 , the Company consolidated revenues of $ 27 , 288 and net loss of $ 52 , 182 . No material acquisition costs are recognized in the statement of operations . Intangibles assets and goodwill 9. Total Brand Name Technology Client relationships Cost 42,789,968 42,789,968 $ $ - $ $ - Balance, December 31, 2023 635,184 126,531 158,163 350,490 Acquisition of Reflexivty LLC 4,962,021 - 4,962,021 - Acquisition of Solana IP 41,699 - - 41,699 Acquisition of Stillman Digital 48,428,872 42,916,499 $ $ 5,120,184 $ $ 392,189 Balance, December 31, 2024 48,428,872 42,916,499 $ $ 5,120,184 $ $ 392,189 Balance, March 31, 2025 Total Brand Name Accumulated Amortization (39,247,080) (39,247,080) $ $ - $ $ - Balance, December 31, 2023 (2,114,955) (2,059,386) (26,361) (29,208) Amortization (4,962,021) - (4,962,021) - Impairment loss (46,324,056) (41,306,466) $ $ (4,988,382) $ $ (29,208) Balance, December 31, 2024 (535,352) (515,902) (10,688) (8,762) Amortization (46,859,408) (41,822,368) $ $ (4,999,070) $ $ (37,970) Balance, March 31, 2025 2,104,816 1,610,033 $ $ 131,802 $ $ 362,981 Balance, December 31, 2024 1,569,464 1,094,131 $ $ 121,114 $ $ 354,219 Balance, March 31, 2025

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 9. Intangibles assets and goodwill (continued) On February 9 , 2024 , the Company acquired intellectual property by issuing 7 , 297 , 090 common shares of the Company . The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data . These elements are tailored to support the Solana - focused trading desk operated by the Company . At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9 , 2024 , the Company recognized an impairment loss of $ 4 , 962 , 021 . Goodwill The continuity of the goodwill acquired as part of the acquisitions is as follows : 10. Accounts payable and accrued liabilities 11. Loans payable As of March 31 , 2025 , loan principal of $ 8 , 625 , 600 (US $ 6 , 000 , 000 ) (December 31 , 2024 - $ 8 , 633 , 400 (US $ 6 , 000 , 000 )) was outstanding The US $ 6 , 000 , 000 loan payable is held with Genesis . On January 20 , 2023 , Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans . On March 15 , 2023 , the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors . The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that . The Company’s loan with Genesis is an open term loan . The Genesis loan and interest payable is $ 10 , 227 , 539 (US $ 7 , 114 , 315 ) and secured with 286 BTC . The Company has a $ 2 , 338 , 976 (US $ 1 , 627 , 001 ) (December 31 , 2024 : $ 3 , 865 , 230 (US $ 2 , 686 , 239 )) margin loan from a crypto liquidity provider . The loan is secured by the equity in the Company’s margin trading account . The crypto liquidity provider charges fluctuating interest rates typically ranging between 9 % and 15 % annually . Balance, December 31, 2023 Acquisition of Reflexivty LLC 46,712,027 2,628,781 $ Balance, December 31, 2024 Acquisition of Neuronomics 49,340,808 4,187,568 $ Balance, March 31, 2025 53,528,376 $ 31 - Mar - 25 31 - Dec - 24 $ Corporate payables Related party payable (Note 21) 5,889,247 $ 60,000 4,863,977 146,945 $ 5,010,922 5,949,247 $ 25

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

12. ETP holders payable

The fair market value of the Company's ETPs as at March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
	$	$
Valour Bitcoin Zero EUR	30,278,633	33,675,413
Valour Bitcoin Zero SEK	265,682,548	292,973,088
Valour Ethereum Zero EUR	2,141,935	3,299,649
Valour Ethereum Zero SEK	51,676,087	94,096,713
Valour Polkadot EUR	165,586	266,431
Valour Polkadot SEK	16,920,937	25,292,105
Valour Cardano EUR	387,821	403,928
Valour Cardano SEK	63,827,150	85,098,922
Valour Uniswap EUR	263,140	359,416
Valour Uniswap SEK	3,038,231	7,742,117
Valour Binance EUR	88,567	77,649
Valour Binance SEK	1,207,039	1,849,520
Valour Solana EUR	8,368,669	13,362,389
Valour Solana SEK	273,310,644	435,042,882
Valour Cosmos EUR	4,495	3,890
Valour Digital Asset Basket 10 EUR	599,306	740,846
Valour Digital Asset Basket 10 SEK	2,046,838	2,987,958
Valour Bitcoin Carbon Neutral EUR	20,177	26,686
Valour Avalanche EUR	200,135	409,362
Valour Avalanche SEK	16,365,670	31,866,987
Valour Enjin EUR	17,468	15,380
Valour Ripple SEK	62,424,382	51,740,886
Valour Toncoin SEK	1,837,891	3,187,385
Valour Chainlink SEK	5,669,309	6,967,176
Valour ICP SEK	3,726,233	6,453,827
Valour Bitcoin Staking SEK	5,629,724	6,605,270
Valour Hedera SEK	8,239,476	11,450,219
Valour Hedera EUR	3,396,216	3,544,510
Valour CORE SEK	1,619,120	3,324,935
Valour BTC Staking EUR	229,382	165,503
Valour Short BTC SEK	154,017	309,178
Valour Near SEK	5,255,991	9,465,391
Valour Bitcoin Physical Carbon Neutral USD	1,588,450	1,167,020
Valour Ethereum Physical Staking USD	262,162	484,628
Valour ICP USD	7,400,267	14,456,000
Valour BCIX STOXX USD	1,158,625	1,652,286
Valour Hedera Physical Staking USD	3,845,124	6,421,180
Valour Bittensor SEK	4,050,323	6,337,137
Valour Dogecoin SEK	6,368,335	7,931,992
Valour SUI SEK	44,001,657	65,980,127
Valour Fantom SEK	1,748,186	1,315,088
Valour Injective SEK	1,890,030	1,634,348
Valour Jupiter SEK	1,524,721	608,341
Valour Kaspa SEK	1,001,796	763,408
Valour Lido SEK	304,436	98,687
Valour Pendle SEK	318,372	226,088
Valour PYTH SEK	434,566	498,518
Valour Render SEK	3,181,892	1,605,632
Valour SEI SEK	961,379	1,220,425
Valour Starnet SEK	84,389	140,191
Valour THOR SEK	413,028	598,757
Valour Woldcoin SEK	115,367	152,109
Valour W SEK	185,154	306,616
Valour AAVE SEK	772,690	1,049,677
Valour Aerodome SEK	558,056	551,225
Valour Akash SEK	474,069	447,874
Valour Aptos SEK	2,674,155	3,684,532
Valour Arweace SEK	372,371	324,469
Valour ASI SEK	957,884	1,053,535
	921,440,301	**1,253,515,501**

26

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

12. ETP holders payable (continued)

The Company's ETP certificates are unsecured and trade on the Spotlight Stock Market, the LSE, and Germany Borse Frankfurt Zertifikate AG. The Company's ETP certificates traded on the Nordic Growth Market ("NGM") until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company's policy is to hedge 100% of the market risk by holding (directly or indirectly) the underlying digital asset. Hedging is undertaken on a continuous basis and in direct correspondence to the issuance of certificates to investors.

13. Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended March 31, 2025	2024
Realized gains / (loss) on digital assets	$ 39,111,070	$ 69,689,781
Unrealized gains / (loss) on digital assets	(268,506,435)	247,433,275
	$ (229,395,365)	$ 317,123,056

14. Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended March 31, 2025	2024
Realized gains / (loss) on ETPs	$ (25,442,084)	$ (99,760,190)
Unrealized gains / (loss) on ETPs	427,623,120	(228,493,695)
	$ 402,181,036	$ (328,253,885)

15. Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Three months ended March 31, 2025	2024
Unrealized gains / (loss) on equity investments	(130,398,882)	-
	$ (130,398,882)	$ -

16. Staking and lending income

For the three months ended	March 31, 2025	March 31, 2024
Validator nodes	2,390,962	-
Equity investments in digital assets at FVTPL	8,998,584	-
All other counterparties	2,650,002	5,808,001
Total	$ 14,039,548	$ 5,808,001

27

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 17. Expenses by nature Three months ended March 31, 18. Share Capital a) As at March 31, 2025 and December 31, 2024, the Company is authorized to issue: I. Unlimited number of common shares with no par value; II. 20 , 000 , 000 preferred shares, 9 % cumulative dividends, non - voting, non - participating, non - redeemable, non - retractable, and non - convertible by the holder . The preferred shares are redeemable by the Company in certain circumstances . b) Issued and outstanding shares Amount Common Shares $ 170,687,476 276,658,208 Balance, December 31, 2023 3,100,000 5,000,000 Acquisition of Reflexivty LLC 4,962,021 7,297,090 Acquisition of Solana IP 6,893,336 2,500,000 Acquisition of Stillman Digital Inc. and Stillman Bermuda Inc. 6,270,234 6,432,281 DSU exercised 2,537,460 3,912,405 Options exercised 6,669,358 22,737,789 Warrants exercised 8,593,947 3,998,508 Treausry shares acquired (4,352,511) (5,437,992) Treasury shares paid out (3,882,817) (1,840,600) NCIB $ 201,478,504 321,257,689 Balance, December 31, 2024 636,236 186,034 Acquisition of Reflexivty LLC (see Note 8) 1,793,177 1,439,505 DSU exercised 6,847,933 2,747,595 Options exercised $ 210,755,850 325,630,823 Balance, March 31, 2025 On June 11 , 2024 , under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3 , 2024 , or 26 , 996 , 392 common shares, purchased in aggregate . The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company . In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec . 1 , 2023 , to May 31 , 2024 . The NCIB shall commence on June 10 , 2024 , and run through June 9 , 2025 , or on such earlier date as the NCIB is complete . 2024 2025 $ 1,453,118 $ 2,648,750 Compensation and consulting 509,047 4,250,039 Marketing expenses 595,564 774,608 General and administration 252,906 1,173,999 Accounting and legal 92,015 153,745 Regulatory and transfer agent 65,487 73,437 Travel expenses $ 2,968,137 $ 9,074,578 28

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 18. Share Capital (continued) b) Issued and outstanding shares (continued) During the three months ended March 31, 2025, the Company purchased and cancelled no shares (March 31, 2024 – no shares purchased or cancelled). 19. Share - based payments reserves Stock options, DSUs and Warrants Stock option plan The Company has an ownership - based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time. Each employee share option converts into one common share of the Company on exercise . No amounts are paid or payable by the recipient on receipt of the option . The options carry neither rights to dividends nor voting rights . Options may be exercised at any time from the date of vesting to the date of their expiry . On January 6 , 2025 , the Company granted 100 , 000 stock options to an officer of the Company to purchase common shares of the Company for the price of $ 4 . 59 for a period of five years from the date of grant . The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant . These options have an estimated grant date fair value of $ 419 , 670 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 151% ; risk - free interest rate of 2 . 96% ; and an expected average life of 5 years . On January 28 , 2025 , the Company granted 1 , 200 , 000 stock options to various consultants of the Company to purchase common shares of the Company for the price of $ 4 . 52 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 4 , 950 , 720 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 150% ; risk - free interest rate of 2 . 89% ; and an expected average life of 5 years . On March 12 , 2024 , the Company granted 125 , 000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $ 0 . 69 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 79 , 575 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 149 . 1% ; risk - free interest rate of 3 . 71% ; and an expected average life of 5 years . Weighted average Number of exercise Total Value warrants prices warrants DSU DSU options prices Options $ 28,604,432 $ 2,595,511 0.30 45,868,426 $ 8,040,660 9,644,286 $ 17,968,261 0.72 23,405,000 $ December 31, 2023 17,774,173 - - - 10,185,881 10,914,007 7,588,292 0.80 9,461,187 Granted (8,826,034) (1,456,144) 0.06 (22,737,789) (6,270,234) (6,432,281) (1,099,656) 0.28 (3,912,405) Exercised (1,685,098) (585) 0.30 (5,637) (111,983) (1,000,000) (1,572,530) 2.25 (700,000) Expired / cancelled $ 35,867,473 $ 1,138,782 0.30 23,125,000 $ 11,844,324 13,126,012 $ $ 22,884,367 0.72 28,253,782 $ December 31, 2024 7,432,619 - - - 4,233,002 1,500,000 3,199,617 2.46 1,300,000 Granted / vested (5,262,728) - - - (1,793,177) (1,439,505) (3,469,551) 1.26 (2,747,595) Exercised (49,603) - - - (49,603) (75,000) - - - Expired / cancelled 37,987,761 $ 1,138,782 $ 0.20 23,125,000 $ 14,234,546 13,111,507 $ 22,614,433 $ 0.65 26,806,187 $ March 31, 2025 Value of Number of Value of Weighted average Number of exercise Value of Options Warrants DSU 29

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 19. Share - based payments reserves (continued) Stock option plan (continued) On April 23 , 2024 , the Company granted 250 , 000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $ 0 . 77 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 163 , 325 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 154 . 3% ; risk - free interest rate of 3 . 79% ; and an expected average life of 5 years . On May 1 , 2024 , the Company granted 250 , 000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $ 0 . 77 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 172 , 950 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 154 . 3% ; risk - free interest rate of 3 . 63% ; and an expected average life of 5 years . On May 21 , 2024 , the Company granted 200 , 000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $ 1 . 03 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 190 , 380 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 154 . 3% ; risk - free interest rate of 3 . 79% ; and an expected average life of 5 years . On June 4 , 2024 , the Company granted 4 , 000 , 000 stock options to a company controlled by management of Valour Inc . to purchase common shares of the Company for the price of $ 1 . 26 for a period of five years from the date of grant . The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant . These options have an estimated grant date fair value of $ 4 , 658 , 000 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 154 . 5% ; risk - free interest rate of 4 . 08% ; and an expected average life of 5 years . On July 29 , 2024 , the Company granted 3 , 667 , 187 stock options to a company controlled by management to purchase common shares of the Company for the price of $ 2 . 17 for a period of five years from the date of grant . The options shall vest (a) on December 31 , 2024 and (b) upon a company controlled by management having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles . These options have an estimated grant date fair value of $ 8 , 142 , 000 using the Black - Scholes option pricing model with the following assumptions : expected dividend yield of 0% ; expected volatility of 156 . 0% ; risk - free interest rate of 3 . 20% ; and an expected average life of 5 years . No agreement had been entered as at March 31 , 2025 and as such, the options have not vested . The Company recorded $ 3 , 199 , 617 of share - based payments related to stock options during three months ended March 31 , 2025 (three months ended March 31 , 2024 - $ 1 , 460 , 826 ) . 30

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

19. Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at March 31, 2025:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
100,000	100,000	16-Nov-20	16-Nov-25	$ 0.09	7,920	$ 0.09	139%	5	0%	0.46%
425,000	425,000	22-Mar-21	22-Mar-26	$ 1.58	1,973,900	$ 2.12	146%	5	0%	0.99%
1,670,000	1,670,000	9-Apr-21	9-Apr-26	$ 1.58	3,293,116	$ 1.78	145%	5	0%	0.95%
1,600,000	1,600,000	18-May-21	18-May-26	$ 1.22	3,150,560	$ 1.25	146%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$ 1.22	1,125,200	$ 1.25	146%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$ 1.11	1,944,540	$ 1.11	146%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$ 1.58	1,461,305	$ 1.43	144%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$ 1.70	380,375	$ 1.70	144%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$ 2.10	470,375	$ 2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$ 3.92	1,758,050	$ 3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$ 2.00	591,950	$ 1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$ 1.00	334,300	$ 0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$ 0.17	75,350	$ 0.17	150%	5	0%	3.60%
1,000,000	1,000,000	13-Jul-23	13-Jul-28	$ 0.115	105,000	$ 0.12	149%	5	0%	3.71%
675,000	675,000	24-Nov-23	24-Nov-28	$ 0.29	207,000	$ 0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$ 0.45	2,162,700	$ 0.45	152%	5	0%	3.54%
125,000	125,000	12-Mar-24	12-Mar-29	$ 0.69	79,575	$ 0.69	154%	5	0%	3.47%
62,500	46,875	23-Apr-24	23-Apr-29	$ 0.77	163,325	$ 0.77	154%	5	0%	3.79%
250,000	187,500	1-May-24	1-May-29	$ 0.77	172,950	$ 0.77	154%	5	0%	3.63%
50,000	37,500	21-May-24	21-May-29	$ 1.03	190,380	$ 1.03	154%	5	0%	3.79%
4,000,000	3,000,000	4-Jun-24	4-Jun-29	$ 1.26	4,658,000	$ 1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$ 2.17	8,141,522	$ 2.39	156%	5	0%	3.20%
100,000	100,000	4-Nov-24	4-Nov-29	$ 2.28	210,240	$ 2.30	150%	5	0%	3.04%
46,500	11,625	4-Nov-24	4-Nov-29	$ 2.28	97,762	$ 2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$ 4.50	482,410	$ 5.24	151%	5	0%	2.81%
35,000	8,750	6-Dec-24	6-Dec-29	$ 4.50	168,844	$ 5.24	151%	5	0%	2.81%
500,000	-	6-Dec-24	6-Dec-29	$ 4.50	2,412,050	$ 5.24	151%	5	0%	2.81%
100,000	50,000	6-Jan-25	6-Jan-30	$ 4.59	419,670	$ 4.59	151%	5	0%	2.96%
1,200,000	-	28-Jan-25	28-Jan-30	$ 4.52	4,950,720	$ 4.52	150%	5	0%	2.89%
26,806,187	20,212,250				41,189,088					

The weighted average remaining contractual life of the options exercisable at March 31, 2025 was 3.26 years (December 31, 2024 – 3.04 years).

Warrants

As at March 31, 2025, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	06-Nov-23	06-Nov-28	$ 0.20	942,984	$ 0.17	151.9%	5	0%	3.87%
Warrants	3,125,000	22-Nov-23	22-Nov-25	$ 0.23	204,459	$ 0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,662)					
	23,125,000				1,138,781					

31

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 19. Share - based payments reserves (continued) Deferred Share Units Plan (DSUs) On August 15 , 2021 , the Company adopted the DSUs plan . Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company . The Board fixes the vesting terms it deems appropriate when granting DSUs . The number of DSUs that may be granted under the DSU Plan may not exceed 5 % of the total issued and outstanding Common Shares at the time of grant . On January 6 , 2025 , the Company granted 100 , 000 DSUs to an officer of the Company . These DSUs have a grant day fair value of $ 459 , 000 and vest in three equal installments every year, with the first installment vesting one year from the grant date . On January 28 , 2025 , the Company granted 1 , 400 , 000 DSUs to an officer of the Company . These DSUs have a grant day fair value of $ 6 , 328 , 000 and vest in three equal installments every year, with the first installment vesting one year from the grant date . On May 21 , 2024 , the Company granted 1 , 000 , 000 DSUs to an employee of Valour . These DSUs have a grant day fair value of $ 1 , 185 , 000 and vest immediately . On May 21 , 2024 , the Company granted 1 , 500 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 1 , 777 , 500 and vest in six months from the grant day . On May 21 , 2024 , the Company granted 200 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 237 , 000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day . On July 29 , 2024 , the Company granted 3 , 964 , 007 DSUs to a company controlled by management . These DSUs have a grant day fair value of $ 9 , 473 , 750 and vest (a) on December 31 , 2024 and (b) upon a company controlled by management thereof having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles . No agreement had been entered as at March 31 , 2025 and as such, the DSUs have not vested in relation to the 3 , 964 , 007 DSUs and no expense was recorded during the three months ended March 31 , 2025 . On July 29 , 2024 , the Company granted 475 , 000 DSUs to officers and directors of the Company . These DSUs have a grant date fair value of $ 1 , 135 , 250 and vest in four equal installments every six months following the grant date, with the first installment vesting six months after the grant date . On September 24 , 2024 , the Company granted 1 , 125 , 000 DSUs to officers and consultants of the Company . These DSUs have a grant day fair value of $ 3 , 319 , 000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day . On November 4 , 2024 , the Company granted 100 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 210 , 000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day . On November 21 , 2024 , the Company granted 1 , 000 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 3 , 380 , 000 and 250 , 000 vest three months from the grant date 500 , 000 vest six months from the grant date and the remaining 250 , 000 vest nine months from the grant date . On November 21 , 2024 , the Company granted 950 , 000 DSUs to consultants of the Company . These DSUs have a grant day fair value of $ 3 , 211 , 000 and vest immediately On December 6 , 2024 , the Company granted 100 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 524 , 000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day . On December 6 , 2024 , the Company granted 500 , 000 DSUs to a consultant of the Company . These DSUs have a grant day fair value of $ 2 , 620 , 000 and vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant . 32

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 19. Share - based payments reserves (continued) Deferred Share Units Plan (DSUs) (continued) The Company recorded $4,141,795 in share - based compensation related to DSUs during the three months ended March 31, 2025 (three months ended March 31, 2024 - $156,689). 20. Financial instruments Financial assets and financial liabilities as at March 31, 2025 and December 31, 2024 are as follows: 33 The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks . There have been no significant changes in the risks, objectives, policies and procedures from the previous year . A discussion of the Company’s use of financial instruments and their associated risks is provided below : Credit risk Credit risk arises from the non - performance by counterparties of contractual financial obligations . The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies . The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe . Deposits held with this institution may exceed the amount of insurance provided on such deposits . Assets /(liabilities) at fair value through profit/(loss) Total Asset / (liabilities) at amortized cost $ - $ 22,923,872 $ 22,923,872 December 31, 2024 Cash - 15,346,080 15,346,080 Client Cash Deposits 799,796,591 799,796,591 - Digital assets 370,408,924 370,408,924 - Equity investmetnts 1,119,586 1,119,586 - Public investments 53,740,154 53,740,154 - Private investments - (5,010,922) (5,010,922) Accounts payable and accrued liabilities - (13,947,681) (13,947,681) Loan payable (25,097,116) (25,097,116) - Trading liabilities (1,253,515,501) (1,253,515,501) - ETP holders payable $ - $ 19,996,609 $ 19,996,609 March 31, 2025 Cash - 17,711,627 17,711,627 Client Cash Deposits 664,810,958 664,810,958 - Digital assets 226,175,101 226,175,101 - Equity investmetnts 53,896,906 53,896,906 - Private investments (5,949,247) - (5,949,247) Accounts payable and accrued liabilities (12,566,516) - (12,566,516) Loan payable (20,458,096) (20,458,096) - Trading liabilities (921,440,301) (921,440,301) - ETP holders payable

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 20. Financial instruments (continued) Regulatory Risks As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade . Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate . The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company . Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies . Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction . Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation . Custodian Risks The Company uses multiple custodians (or third - party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs . Such custodians may or may not be subject to regulation by U . S . state or federal or non - U . S . governmental agencies or other regulatory or self - regulatory organizations . The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks . Custodians may not indemnify us against any losses of digital assets . Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets . The Company may also incur costs related to the third - party custody and storage of its digital assets . Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares . Furthermore, there is, and is likely to continue to be, uncertainty as to how U . S . and non - U . S . laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients . For example, U . S . - regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian” ; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written . The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines . The Company may also incur costs related to the third - party custody and storage of its digital assets . Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares . Liquidity risk Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due . The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition . In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated . The Company generates cash flow from proceeds from the disposition of its investments and digital assets . There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years. The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets . The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non - financial assets and liabilities . As at March 31 , 2025 , the Company had current assets of $825,405,346 (December 31, 2024 - $1,026,403,733) to settle current liabilities of $1,040,124,824 (December 31, 2024 - $1,297,571,219). 34

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

20. Financial instruments (continued)

The following table shows the Company's source of liquidity by assets / (liabilities) as at March 31, 2025 and December 31, 2024:

March 31, 2025						
		Total		Less than 1 year		1-3 years
Cash	$	19,996,609	$	19,996,609	$	-
Client cash deposits		17,711,627		17,711,627		-
Prepaid expenses		2,435,783		2,435,783		-
Digital assets		664,810,958		664,585,350		225,608
Private investments		53,896,906		-		53,896,906
Equity investments		226,175,101		120,675,977		105,499,124
Accounts payable and accrued liabilities		(5,949,247)		(5,949,247)		-
Loan payable		(12,566,516)		(12,566,516)		-
Trading liabilities		(20,458,096)		(20,458,096)		
ETP holders payable		(921,440,301)		(921,440,301)		-
Total assets / (liabilities) - December 31, 2024	$	24,612,824	$	(135,008,814)	$	159,621,638

December 31, 2024						
		Total		Less than 1 year		1-3 years
Cash	$	22,923,872	$	22,923,872	$	-
Client cash deposits		15,346,080		15,346,080		-
Public Investments		1,119,586		1,119,586		-
Prepaid expenses		2,585,451		2,585,451		-
Digital assets		799,796,591		799,314,977		481,614
Private investments		53,740,154		-		53,740,154
Equity investments		370,408,924		181,757,532		188,651,392
Accounts payable and accrued liabilities		(5,010,922)		(5,010,922)		-
Loan payable		(13,947,681)		(13,947,681)		-
Trading liabilities		(25,097,116)		(25,097,116)		
ETP holders payable		(1,253,515,501)		(1,253,515,501)		-
Total assets / (liabilities) - December 31, 2023	$	(31,650,562)	$	(274,523,722)	$	242,873,160

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the "less than 1 year" bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate because of changes in market prices.

(a) Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company's investments are in the technology and resource sector. At March 31, 2025, the Company had no investments exposed to market risk (December 31, 2024 – one investment of 3.4%).

35

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025 and 2024
(Expressed in Canadian dollars unless otherwise noted)

20 Financial instruments (continued)

(b) Interest rate risk

The Company's cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company's interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2025, a 1% change in interest rates could result in approximately $200,000 change in net loss.

(c) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will fluctuate because of changes in foreign exchange rates. The Company's operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company's foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2025 and December 31, 2024, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

March 31, 2025	United States Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$ 1,519,089	$ 9,595	$ 267,413	$ 5,972,780	$ 4,499,021	$ 275,313
Client cash deposits	-	-	-	-	-	-
Private investments	-	-	51,020,502	-	-	-
Prepaid investment	2,435,784	-	-	-	-	-
Digital assets	664,810,958	-	-	-	-	-
Accounts payable and accrued liabilities	(3,825,842)	-	(389,848)	-	(23,310)	-
Loan payable	(12,566,516)	-	-	-	-	-
Trading liabilities	(20,458,096)	-	-	-	-	-
ETP holders payable	(921,440,302)	-	-	-	-	-
Net assets (liabilities)	$ (289,524,925)	$ 9,595	$ 50,898,067	$ 5,972,780	$ 4,475,711	$ 275,313

December 31, 2024	United States	British	Swiss	Swedish Krona	Euro	Dirham
Cash	$ 17,034,759	$ -	$ 5,141,507	$ 9,818,189	$ 3,645,348	$ 88,135
Client cash deposits	15,346,080	-	-	-	-	-
Private investments	1,119,587	-	51,020,502	-	-	-
Prepaid investment	2,585,451	-	-	-	-	-
Digital assets	799,796,591	-	-	-	-	-
Accounts payable and accrued liabilities	(4,204,771)	(79,738)	(356,130)	-	(22,392)	-
Loan payable	(13,947,681)	-	-	-	-	-
Trading liabilities	(25,097,116)	-	-	-	-	-
ETP holders payable	(1,253,515,501)	-	-	-	-	-
Net assets (liabilities)	$ (460,882,601)	$ (79,738)	$ 55,805,880	$ 9,818,189	$ 3,622,956	$ 88,135

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2025 would result in an estimated increase (decrease) in net income of approximately $22,789,000, (December 31, 2024 - $35,222,000).

36

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 20. Financial instruments (continued) (d) Digital currency risk factors: Perception, Evolution, Validation and Valuation A digital currency does not represent an intrinsic value or a form of credit . Its value is a function of the perspective of the participants within the marketplace for that digital currency . The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it . Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice - versa . The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded . Such exchanges publicly disclose the “times and sales” of the various listed pairs . As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated . (e) Fair value of financial instruments The Company has determined the carrying values of its financial instruments as follows : i. The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short - term nature of these instruments. Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2024 financial statements. Digital assets classified as financial assets relate to USDC which is measured at fair value. ii. iii. The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at March 31, 2025 and December 31, 2024. The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended March 31, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non - observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss. Level 1 (Quoted Market price) Level 2 (Valuation technique - observable market Inputs) Level 3 (Valuation technique - non - observable market inputs) Total $ 53,740,154 $ - $ - $ 53,740,154 Privately traded invesments 799,796,591 - 799,796,591 Digital assets 370,408,927 - - 370,408,927 Equity investments 1,119,587 1,119,587 - - Publicly traded investments $ 1,225,065,259 $ 1,119,587 $ 799,796,591 $ 424,149,081 December 31, 2024 $ 53,896,906 $ - $ - $ 53,896,906 Privately traded invesments 664,810,958 - 664,810,958 - Digital assets 226,175,101 226,175,101 - - Equity investments $ 944,882,965 $ 280,072,007 $ - $ 664,810,958 March 31, 2025 Level 1 Hierarchy 37

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 20. Financial instruments (continued) March 31, 2025 December 31, 2024 (e) Fair value of financial instruments (continued) Level 2 Hierarchy The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31 , 2025 and December 31 , 2024 . These financial instruments are measured at fair value utilizing non - observable market inputs . The net realized losses and net unrealized gains are recognized in the statements of loss . December 31, 2024 March 31, 2025 Investments, fair value for the year ended $ 489,865,638 $ 799,796,591 Opening balance 540,008,974 81,793,771 Digital assets acquired (717,306,612) (14,760,791) Digital assets disposed 35,717,997 14,039,548 Digital assets earned from staking, lending and fees 396,824,120 39,111,070 Realized gain (loss) on digital assets 80,894,227 (268,506,435) Net change in unrealized gains and losses on digital assets - 21,780,394 Transfers from level 3 (26,207,753) (8,443,190) Foreign exchange loss $ 799,796,591 $ 664,810,958 . Level 3 Hierarchy The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31 , 2025 and December 31 , 2024 . These financial instruments are measured at fair value utilizing non - observable market inputs . The net realized losses and net unrealized gains are recognized in the statements of loss . Within Level 3 , the Company includes private company investments that are not quoted on an exchange . The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company - specific information, trends in general market conditions and the share performance of comparable publicly traded companies . $ - Opening balance Realized loss on investments Investments sold 1,119,587 $ - (673,967) (445,620) $ 1,119,587 1,119,587 - $ December 31, 2024 March 31, 2025 Investments, fair value for the year ended $ 43,540,534 $ 424,149,081 Opening balance 370,408,927 698,904 Purchases (1,119,587) (545,961) Acquired as subsidiary 154,767 3,809 Realized (loss) gain 11,164,440 (130,398,882) Unrealized gain/(loss) - (21,780,394) Transfers to level 2 7,945,450 Foreign exchange gain $ 424,149,081 $ 280,072,007 38

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 20. Financial instruments (continued) As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments . Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results . The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2025 and December 31, 2024. (e) Fair value of financial instruments (continued) 39 3 iQ Corp . (“ 3 iQ”) On March 31 , 2020 , the Company acquired 187 , 007 common shares of 3 iQ as part of the Company’s acquisition of Valour . During the year ended December 31 , 2024 , the Company sold 125 , 295 common shares of 3 iQ . As at March 31 , 2025 , the valuation of 3 iQ was based on the recent transaction which is indicative of being the fair market value . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of 3 iQ will result in a corresponding +/ - $ 43 , 194 (December 31 , 2024 - $ 43 , 233 ) change in the carrying amount . Amina Bank AG (“Amina”) On January 14 , 2022 , the Company invested $ 34 , 498 , 750 to acquire 3 , 906 , 250 non - votes shares of Amina . As at December 31 , 2024 , the valuation of Amina was based on a market approach which is indicative of being the fair market value . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of Amina will result in a corresponding +/ - $ 5 , 102 , 050 (December 31 , 2024 +/ - $ 5 , 102 , 050 ) change in the carrying amount . Range of significant unobservable input(s) Significant Description Fair vaue Valuation unobservable technique input(s) 0% discount Marketability of shares Recent financing $ 432,329 3iQ Corp. 0% discount Marketability of shares Recent financing 719,522 Luxor Technology Corporation 0% discount Marketability of shares Recent financing 128,898 Neuronomics AG 0% discount Marketability of shares Market approach 51,020,502 Amina Bank 0% discount Marketability of shares Recent financing 1,438,900 ZKP Corporation Discount for lack of 25% discount marketability Market approach 370,408,927 Equity Investments in digital $ 424,149,078 December 31, 2024 0% discount Marketability of shares Recent financing 431,942 3iQ Corp. 0% discount Marketability of shares Recent financing 719,522 Luxor Technology Corporation 0% discount Marketability of shares Market approach 51,020,502 Amina Bank 0% discount Marketability of shares Recent financing 1,437,600 ZKP Corporation 0% discount Marketability of shares Recent financing 287,340 Global Benchmarks AB Discount for lack of 24% discount marketability Market approach 226,175,101 Equity Investments in digital $ 280,072,007 March 31, 2025

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 20. Financial instruments (continued) (e) Fair value of financial instruments (continued) Earnity Inc. (“Earnity”) On April 13 , 2021 , the Company subscribed $ 50 , 076 (US $ 40 , 000 ) to acquire certain rights to certain future equity of Earnity . As at March 31 , 2025 , the valuation of Earnity was determined to be nil based on Earnity ceasing operations . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly . As at March 31 , 2025 , a +/ - 10 % change in the fair value of Earnity will result in a corresponding +/ - $ nil (December 31 , 2024 - $ nil) change in the carrying amount . Luxor Technology Corporation (“LTC”) On December 29 , 2020 , the Company subscribed $ 128 , 060 (US $ 100 , 000 ) to acquire certain rights to the preferred shares of LTC . The transaction was closed on February 15 , 2021 . On May 11 , 2021 , the Company subscribed additional rights of US $ 62 , 500 ( $ 75 , 787 ) . As at March 31 , 2025 , the valuation of LTC was based on a previous financing which is indicative of being the fair market value . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 . a +/ - 10 % change in the fair value of LTC will result in a corresponding +/ - $ 71 , 952 (December 31 , 2024 - $ 71 , 952 ) change in the carrying amount . SDK:Meta LLC On June 3 , 2021 , the Company entered into a share exchange agreement with SDK exchanging 1 , 000 , 000 membership units of SDK with 3 , 000 , 000 shares of the Company valuing the investment at $ 3 , 420 , 000 . During 2022 , the Company impaired its investment in SDK : Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company . As at March 31 , 2025 , the valuation of SDK : Meta LLC was $ nil (December 31 , 2024 - $ nil) . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly . As at March 31 , 2025 , a +/ - 10 % change in the fair value of SDK : Meta LLC will result in a corresponding +/ - $ nil (December 31 , 2024 - $ nil) change in the carrying amount . Skolem Technologies Ltd . (“STL”) On December 29 , 2020 , the Company invested $ 25 , 612 (US $ 20 , 000 ) to acquire certain rights to the preferred shares of STL . On October 29 , 2021 , the Company rights were converted into 16 , 354 series A preferred shares . As at March 31 , 2025 , the valuation of STL was determined to be nil based on STL ceasing operations . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of STL will result in a corresponding +/ - $ nil (December 31 , 2024 - $ nil) change in the carrying amount . VolMEX Labs Corporation (“VLC”) On February 23 , 2021 , the Company invested $ 37 , 809 (US $ 30 , 0000 to acquire certain rights to the preferred shares of VLC . As at March 31 , 2025 , the valuation of VLC was nil . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of VLC will result in a corresponding +/ - nil (December 31 , 2024 - $ nil) change in the carrying amount . ZKP Corporation (“ZKP”) On August 2 , 2024 , the Company invested $ 1 , 385 , 800 (US $ 1 , 000 , 000 ) to acquire shares of ZKP . As at March 31 , 2025 , the valuation of ZKP was based on the recent financing price . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of ZKP will result in a corresponding +/ - $ 143 , 760 change in the carrying amount (December 31 , 2024 - $ 143 , 890 ) . Global Benchmarks AB (“Global Benchmarks”) On September 24 , 2024 , the Company invested $ 269 , 192 (US $ 199 , 875 ) to acquire shares of Global Benchmarks . As at March 31 , 2025 , the valuation of Global Benchmarks was based on the recent financing price . Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 , 2025 . As at March 31 , 2025 , a +/ - 10 % change in the fair value of Global Benchmarks will result in a corresponding +/ - $ 26 , 919 change in the carrying amount (December 31 , 2024 - $ nil) . Equity Investments in Digital Assets at FVTPL (“Equity Investments”) During Q 2 2024 , the Company invested $ 238 , 090 , 603 (US $ 173 , 814 , 136 ) to acquire interests in two entities (one set up to hold SOL and AVAX and the other set up to hold SOL) acquired from a bankrupt estate . Management used the net asset values as determined by the entities managers and applied a 25 % discount for lack of marketability . As at March 31 , 2025 , a +/ - 10 % change in the fair value of the Equity Investments will result in a corresponding +/ - $ 22 , 617 , 510 change in the carrying amount (December 31 , 2024 - $ 37 , 040 , 893 ) . 40

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 21. Digital asset risk (a) Digital currency risk factors: Risks due to the technical design of cryptocurrencies The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone . As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks . Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset . Protocols for most digital assets or cryptocurrencies are public open - source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in . (b) Digital currency risk factors: Ownership, Wallets Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency . Those digital credentials are needed so one can access and spend the underlying digital assets . Some use public - key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet . There are several types of wallets : 41 - - - Hardware wallets are USB - like hardware devices with a small screen built specifically for handling private keys and public keys/addresses . - Paper wallets are simply paper printouts of private and public addresses . - Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses . Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet . Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange . (c) Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies The legal status of digital currencies, inter alia Bitcoin varies between different countries . The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status . As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market . It is impossible to estimate how politics and future regulations may affect the market . However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies . The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same) . As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge . The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets . To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack .

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 22. Capital management The Company considers its capital to consist of share capital, share based payments reserves and deficit . The Company’s objectives when managing capital are : a) to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments; b) to give shareholders sustained growth in value by increasing shareholders’ equity; while c) taking a conservative approach towards financial leverage and management of financial risks. The Company’s management reviews its capital structure on an on - going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments . The Company’s current capital is composed of its shareholders’ equity and, to - date, has adjusted or maintained its level of capital by : a) raising capital through equity financings; and b) realizing proceeds from the disposition of its investments The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met : (i) shareholders equity of at least $ 2 . 5 million, (ii) net income from continuing operations of at least $ 375 , 000 , (iii) market value of listed securities of at least $ 25 million, or (iv) assets and revenues of at least $ 25 million . There were no changes to the Company’s capital management during the three months ended March 31 , 2025 . 23. Related party disclosures a) The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below: 42 % equity interest 100 DeFi Capital Inc. 100 DeFi Holdings (Bermuda) Ltd. 100 Electrum Streaming Inc. 100 Reflexivity LLC 100 Valour Inc. 100 DeFi Europe AG 100 Stillman Digital Inc. 100 Stillman Bermuda Ltd. 52.5 Neuronomics AG 0 Valour Digital Securities Limited

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 23. Related party disclosures (continued) a) Compensation of key management personnel of the Company In accordance with IAS 24 , key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non - executive) of the Company . The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends . The remuneration of directors and other members of key management personnel during the three months ended March 31 , 2025 and 2024 were as follows : As at March 31 , 2025 , the Company had $ 3 , 379 (December 31 , 2024 - $ nil) owing to its current key management, and $ 491 , 280 (December 31 , 2024 - $ 394 , 274 ) owing to its former key management and a member of key management owes the Company $ 143 , 760 (December 31 , 2024 - $ 143 , 890 ) . Such amounts are unsecured, non - interest bearing, with no fixed terms of payment or “due on demand” b) During the year ended December 31 , 2024 , the Company incurred $ 59 , 439 in legal fees to a firm in which a director of the Company is a partner . At December 31 , 2024 , the Company had recorded $ nil in accounts payable and accrued liabilities related to these legal expenses incurred in the ordinary course of business with this law firm . During the year ended December 31 , 2024 , Valour purchased 1 , 320 , 130 USDT for EUR 1 , 213 , 237 from a former director of Valour . During the year ended December 31 , 2024 , the Company paid management US $ 20 , 000 , 000 and 3 , 998 , 508 DeFi shares valued at US $ 6 , 273 , 870 related to DeFi Alpha trading profits . The Company has a diversified base of investors . To the Company’s knowledge, no one holds more than 10 % of the Company’s shares on a basic share and partially diluted share basis as at March 31 , 2025 . c) The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds . The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31 , 2025 and December 31 , 2024 . 2023 2025 $ 330,006 $ 704,732 Short - term benefits 1,231,737 381,200 Shared - based payments $ 1,561,743 $ 1,085,932 Three months ended March 31, Estimated Fair Value Nature of relationship to invesment Investment $ 1,437,600 Director (Olivier Roussy Newton) of investee ZKP Corporation* $ 1,437,600 Total investment - March 31, 2025 43 * Private company Estimated Fair Value Nature of relationship to invesment Investment $ 1,119,587 Officer (Ryan Ptolemy) of investee Brazil Potash Corporation 1,438,900 Director (Olivier Roussy Newton) of investee ZKP Corporation* $ 2,558,487 Total investment - December 31, 2024 * Private company

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 24. Commitments and contingencies The Company is party to certain management contracts . These contracts require that additional payments of up to approximately $ 2 , 374 , 000 be made upon the occurrence of certain events such as a change of control . As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements . Minimum commitments remaining under these contracts were approximately $ 959 , 000 , all due within one year . The Company is, from time to time, involved in various claims and legal proceedings . The Company cannot reasonably predict the likelihood or outcome of these activities . The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations . 25. Operating segments The Company operates in various business lines based on where the subsidiaries operate . Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs . DeFi Bermuda operates the Company’s Venture portfolio and node business lines . DeFi Alpha is a specialized trading desk with the sole focus of identifying low - riarbitrage opportunities within the crypto ecosystem . The Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform . Information about the Company’s assets by segment is detailed below . 44 Tota l Valour Inc Neuronomics Stillman Digital DeFi Bermuda Reflexivity DeFi December 31, 2024 19,996,609 15,771,000 342,352 2,221,659 - 17,859 1,643,739 Cash 17,711,627 - 17,711,627 - - Client cash deposits - - - - - - Public investments, at fair value through profit and loss 2,435,786 349,781 35,215 1,383,164 - 121,691 545,935 Prepaid expenses 664,810,958 660,035,574 - 3,969,297 66,079 231,094 508,914 Digital assets 226,175,101 226,175,101 - - - - Equity instruments 108,994,746 57,254,722 - - - 51,740,024 Other non - current assets 1,040,124,827 959,586,178 66,079 370,644 54,438,612 Total assets 5,949,247 1,417,487 95,350 856,755 42,869 311,020 3,225,766 Accounts payable and accrued liabilities 12,566,516 12,566,516 - - - Loans payable 20,458,096 - 20,458,096 - - Trading liabilities 921,440,302 921,440,302 - - - ETP holders payable 960,414,161 935,424,305 21,314,851 42,869 311,020 3,225,766 Total liabilities Tota l Valour Inc Stillman Digital Reflexivity DeFi December 31, 2024 22,923,872 18,495,644 1,662,490 217,449 2,548,289 Cash 15,346,080 - 15,346,080 - Client cash deposits 1,119,586 - - - 1,119,586 Public investments, at fair value through profit and loss 2,585,451 685,693 1,007,990 103,606 788,162 Prepaid expenses 799,796,591 790,577,858 8,227,158 228,237 763,338 Digital assets 370,408,924 370,408,924 - - - Equity instruments 3,356,235 - 3,356,235 - - Client digital assets 130 130 - - - Property, plant and equipment 105,185,778 53,316,856 - - 51,868,922 Other non - current assets 1,320,722,647 1,233,485,105 549,292 57,088,297 Total assets 5,010,922 538,043 830,101 279,114 3,363,664 Accounts payable and accrued liabilities 13,947,681 13,947,681 - - - Loans payable 25,097,116 - 25,097,116 - - Trading liabilities 1,253,515,501 1,253,515,501 - - - ETP holders payable 1,297,571,220 1,268,001,225 25,927,217 279,114 3,363,664 Total liabilities

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 25. Operating segments (continued) Information about the Company’s revenues and expenses by segment is detailed below: 45 comprehensive (loss) income for the period 1 DeFi Alpha is division within Valour Inc . looking for arbitrage trading opportunities . It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades . The CODM only reviews DeFi Alpha’s trading operating results . DeFi Alpha revenue disclosed I the table above is a non - IFRS calculation based on reporting provided to the CODM to assess performance . The total of DeFi Alpha and Valour Inc . realized gain/loss is in accordance with IFRS . Total Valour Inc . Neuronomics Stillman Digital DeFi Bermuda Reflexivity DeFi (214,974,031) (214,665,294) - 85,038 (139,295) (55) (254,425) Realized and net change in unrealized gains and (losses) on digital assets 387,759,702 387,759,702 - - - - - Realized and net change in unrealized gains and (losses) on ETP payables 14,039,548 14,039,548 - - - - - Staking and lending income 2,991,980 - - 2,991,980 - - - Trading commissions 3,635,182 3,607,894 27,288 - - - - Management fees 262,285 - - - - 262,285 - Research revenue (673,967) - - - - - (673,967) Realized (loss) on investments, net 3,809 - - - - - 3,809 Unrealized (loss) on investments, net (130,398,882) (130,398,882) - - - - - Unrealized gain on equity investments 12,936 555 - 738 - - 11,643 Interest income 62,658,562 60,343,523 27,288 3,077,756 (139,295) 262,230 (912,940) Total revenue Expenses 9,074,578 2,542,334 78,424 1,176,255 19,291 375,660 4,882,614 Operating, general and administration 7,341,412 - - - - 7,341,412 Share based payments 130 130 - - - - - Depreciation - property, plant and equipment 535,352 - - 2,780 - - 532,572 Amortization - intangibles 170,488 168,141 - 840 - - 1,507 Interest expense 2,355,158 1,993,172 - 361,986 - - - Fees and commissions (947,311) (913,628) - 1,006 - - (34,689) Foreign exchange (gain) loss - 18,529,807 3,790,149 78,424 1,542,867 19,291 375,660 12,723,416 Total expenses 44,128,755 56,553,374 (51,136) 1,534,889 (158,586) (113,430) (13,636,356) Income (loss) before other item - - - - - - - Gain on settlement of debt - - - - 10,001 - (10,001) Provision on accounts receivable 44,128,755 56,553,374 (51,136) 1,534,889 (168,587) (113,430) (13,626,355) Net income (loss) for the year 1,072,363 123 1,046 1,051,757 19,437 - - Current taxes 43,056,392 56,553,251 (52,182) 483,132 (188,024) (113,430) (13,626,355) Net income (loss) after tax Other comprehensive income (loss) (25,870) 95,793 - (6,059) (37,916) (77,688) - Foreign currency translation (loss) gain 43,030,522 56,649,044 (52,182) 477,073 (225,940) (191,118) (13,626,355) Net (loss) income and comprehensive (loss) income for the period Total Valour Inc. Defi Alpha 1 Stillman Digital DeFi Bermuda Reflexivity DeFi 345,243,593 212,823,799 132,121,555 - (35,011) 73,580 259,669 Realized and net change in unrealized gains and (losses) on digital assets (482,892,054) (482,892,054) - - - - - Realized and net change in unrealized gains and (losses) on ETP payables 35,717,997 35,717,997 - - - - - Staking and lending income 2,885,180 - - 2,885,180 - - - Trading commissions 8,826,934 8,826,934 - - - - - Management fees 1,963,433 - - - - 1,963,433 - Research revenue 154,765 154,765 - - - - - Realized (loss) on investments, net 10,833,475 6,006,014 - - - - 4,827,461 Unrealized (loss) on investments, net 132,474,754 132,474,754 - - - - - Unrealized gain on equity investments 6,215 - - 830 - - 5,385 Interest income 55,214,292 (86,887,791) 132,121,555 2,886,010 (35,011) 2,037,013 5,092,515 Total revenue Expenses 50,320,325 9,965,613 27,172,254 1,568,626 12,719 1,652,218 9,948,895 Operating, general and administration 26,368,118 8,593,947 - - - - 17,774,171 Share based payments 7,548 2,475 - - 5,073 - - Depreciation - property, plant and equipment 2,114,955 - - - - - 2,114,955 Amortization - intangibles 3,868,425 3,867,130 - 1,295 - - - Finance costs 6,798,892 5,555,901 857,048 341,445 - - 44,498 Transaction costs (440,142) (91,570) - (472,863) - - 124,291 Foreign exchange (gain) loss 4,962,021 - - - - - 4,962,021 Impairment loss 94,000,142 27,893,496 28,029,302 1,438,503 17,792 1,652,218 34,968,831 Total expenses (38,785,850) (114,781,287) 104,092,253 1,447,507 (52,802) 384,795 (29,876,316) Income (loss) before other item (133,881) - - - - - (133,881) Gain on settlement of debt 389,533 - - 394,864 - - (5,331) Provision on accounts receivable (39,041,502) (114,781,287) 104,092,253 1,052,643 (52,802) 384,795 (29,737,105) Net income (loss) for the year Other comprehensive income (loss) 4,907,373 4,465,725 - 456,573 14,404 (29,329) - Foreign currency translation (loss) gain (34,134,129) (110,315,561) 104,092,253 1,509,216 (38,398) 355,466 Net (loss) income and (29,737,105)

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2025 and 2024 (Expressed in Canadian dollars unless otherwise noted) 26. Earning per share The following table presents the calculation of basic and fully diluted earnings per common share for the three months ended March 31, 2025 and 2024: Three months ended March 31, 2024 2025 $ (18,041,756) $ 43,056,392 Numerator: Net income (loss) after taxes 284,134,127 323,886,775 Denominator: Weighted average number of common shares - basic - 21,951,605 Weighted average effect of dilutive warrants* - 17,159,782 Weighted average effect of dilutive options* - 3,975,588 Weighted average effect of dilutive DSUs* 284,134,127 366,973,751 Weighted average number of common shares - diluted $ (0.06) $ 0.13 Basic earnings per share $ (0.06) $ 0.12 Diluted earnings per share *Maximum dilution if all warrants, options and DSUs were exercised would be 43,086,976 46